Mail Stop 4561

May 18, 2006

Mr. Anthony Biele
Chief Financial Officer
PracticeXpert, Inc.
23975 Park Sorrento Drive
110
Calabasas, CA 91302

      Re: PracticeXpert, Inc.
              Form 10-KSB for the year ended December 31, 2004
              Filed April 15, 2005
              Forms 10-QSB for the quarters ended March 31, 2005, June 30, 2005, and
              September 30, 2005
              File No. 000-30583

Dear Mr. Biele:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                          Sincerely,

                          Linda van Doorn
                          Senior Assistant Chief Accountant